FIRST DERIVATIVE TRADERS, LP
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

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First Derivative Traders, LP (the "Company") claims an exemption from Rule §240.15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. First Derivative Traders, LP clears all of its trading activities through ABN-AMRO Clearing, LLC.

The Company met such exemption provisions in Section 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Signature: _____/s/ Sherman Frager__ _____

Title: Managing Member of GP, First Derivative Management LLC